# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NEWAMSTERDAM PHARMA COMPANY N.V., CIK 0001936258
CUSIP: N62509109
Title of class of securities: Ordinary Shares, nominal value EUR0.12 per share
Address of issuer's principal executive offices: Gooimeer 2-35, 1411, Naarden, Netherlands (P7), 1411 DC
Date of event which requires filing of this statement: 11/01/2025
Filed by CIK 0001790879
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 7,329,857; sole dispositive power 0; shared dispositive power 7,329,857; aggregate amount beneficially owned 7,329,857 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 6,829,524 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of warrants, each to acquire one Ordinary Share ("Warrants").
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Frazier Lifesciences Sponsor LLC (CIK 0001828906): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,968,000; sole dispositive power 0; shared dispositive power 3,968,000; aggregate amount beneficially owned 3,968,000 (3.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 3,801,000 Ordinary Shares and (ii) 167,000 Ordinary Shares that are issuable upon the exercise of Warrants.
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 167,000 Ordinary Shares that are issuable upon the exercise of Warrants.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,329,857; sole dispositive power 0; shared dispositive power 7,329,857; aggregate amount beneficially owned 7,329,857 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 6,829,524 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of Warrants.
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,329,857; sole dispositive power 0; shared dispositive power 7,329,857; aggregate amount beneficially owned 7,329,857 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 6,829,524 Ordinary Shares and (ii) 500,333 Ordinary Shares that are issuable upon the exercise of Warrants.
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,623,939; sole dispositive power 0; shared dispositive power 8,623,939; aggregate amount beneficially owned 8,623,939 (7.7% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include Ordinary Shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,623,939; sole dispositive power 0; shared dispositive power 8,623,939; aggregate amount beneficially owned 8,623,939 (7.7% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include Ordinary Shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,623,939; sole dispositive power 0; shared dispositive power 8,623,939; aggregate amount beneficially owned 8,623,939 (7.7% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include Ordinary Shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,179,926; sole dispositive power 0; shared dispositive power 1,179,926; aggregate amount beneficially owned 1,179,926 (1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,179,926; sole dispositive power 0; shared dispositive power 1,179,926; aggregate amount beneficially owned 1,179,926 (1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,179,926; sole dispositive power 0; shared dispositive power 1,179,926; aggregate amount beneficially owned 1,179,926 (1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XII, L.P. (CIK 0002052255): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 68,567; sole dispositive power 0; shared dispositive power 68,567; aggregate amount beneficially owned 68,567 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.P. (CIK 0002052246): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,567; sole dispositive power 0; shared dispositive power 68,567; aggregate amount beneficially owned 68,567 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XII, L.L.C. (CIK 0002052177): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 68,567; sole dispositive power 0; shared dispositive power 68,567; aggregate amount beneficially owned 68,567 (0.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,329,857; sole dispositive power 0; shared dispositive power 7,329,857; aggregate amount beneficially owned 7,329,857 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,700 Ordinary Shares that are issuable upon the exercise of Warrants held directly by Frazier Lifesciences Sponsor LLC, (iii) 3,028,524 Ordinary Shares held directly by Frazier Life Sciences X, L.P. and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of Warrants held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants held collectively by Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,329,857; sole dispositive power 0; shared dispositive power 7,329,857; aggregate amount beneficially owned 7,329,857 (6.5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 consists of (i) 3,801,000 Ordinary Shares held directly by Frazier Lifesciences Sponsor LLC, (ii) 167,700 Ordinary Shares that are issuable upon the exercise of Warrants held directly by Frazier Lifesciences Sponsor LLC, (iii) 3,028,524 Ordinary Shares held directly by Frazier Life Sciences X, L.P. and (iv) 333,333 Ordinary Shares that are issuable upon the exercise of Warrants held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on (i) 112,628,458 Ordinary Shares that were outstanding as of July 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025, as increased by (ii) 500,333 Ordinary Shares issuable upon the exercise of Warrants held collectively by Frazier Lifesciences Sponsor LLC and Frazier Life Sciences X, L.P.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value EUR0.12 per share
Name of issuer: NEWAMSTERDAM PHARMA COMPANY N.V.
Address of issuer's principal executive offices: Gooimeer 2-35, 1411, Naarden, Netherlands (P7), 1411 DC
Comment: This Amendment No. 6 ("Amendment No. 6") to Schedule 13D amends the statement on Schedule 13D filed on December 2, 2022 (the "Original Schedule 13D") as amended on June 7, 2023, August 15, 2023, February 21, 2024, December 17, 2024 and August 20, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 6, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 6, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences X, L.P. ("FLS X")
Frazier Lifesciences Sponsor LLC ("Sponsor")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:
c/o Frazier Life Sciences Management, L.P.
70 Willow Road, Suite 200
Menlo Park, CA 94025
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

The Sponsor's principal business is to act as the sponsor of Frazier Lifesciences Acquisition Corporation, the Issuer's predecessor ("FLAC"), in connection with the initial public offering ("IPO") of FLAC and the Business Combination (as defined below). FLS X, FLS XI, FLSPF and FLS XII are venture capital funds concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS X. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS X, L.P. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P. The sole business of FHMLS XII, L.P. is to serve as general partner of FLS XII. The sole business of FHMLS XII, L.L.C. is to serve as general partner FHMLS XII, L.P. The principal business of the Members is to manage FLS X, FLS XI, FLSPF, FLSOF, FHMLS X, L.P., FHMLS XI, L.P., FHMLSP, L.P., FHMLSP Overage, L.P., FHMLS X, L.L.C., FHMLS XI, L.L.C., FHMLSP, L.L.C., FHMLS XII, L.L.C., and a number of affiliated partnerships with similar businesses. FLS X is also the sole member of the Sponsor and Mr. Topper serves as a manager of the Sponsor.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLS X, Sponsor, FLSPF, FLS XI and FLS XII was the source of the funds for their respective purchases reported on Exhibit 10.1. No part of the purchase price for such purchases was represented by funds or other consideration borrowed or otherwise obtained for the purpose of such acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLS X directly holds 3,028,524 Ordinary Shares and 333,333 warrants ("Warrants") to acquire an equivalent number of Ordinary Shares (collectively, the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

Sponsor directly holds 3,801,000 Ordinary Shares and 167,000 Warrants (the "Sponsor Shares"). FLS X is the sole member of Sponsor. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the Sponsor Shares.

FLSPF directly holds 8,623,939 Ordinary Shares (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS XI directly holds 1,179,926 Ordinary Shares (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 68,567 Ordinary Shares (the "FLS XII Shares"). FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g).
Transactions in the class effected during the past sixty days: Except as set forth on Exhibit 10.1 of this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 4 is hereby amended to remove references to the "FLSPOF Shares".

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 1, 2025, FLSPF and Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF") entered into a merger agreement, which resulted in FLSPOF merging with and into FLSPF. As a result of the merger, (i) FLSPF acquired 2,989,476 Ordinary Shares of the Issuer from FLSPOF and (ii) FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. ceased being Reporting Persons under the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Transactions Relating to the Ordinary Shares of the Issuer During the Past Sixty (60) Days
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/04/2025)
- Frazier Lifesciences Sponsor LLC: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P., Sole Member of Frazier Lifesciences Sponsor LLC (11/04/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/04/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (11/04/2025)
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (11/04/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (11/04/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (11/04/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (11/04/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (11/04/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (11/04/2025)
- Frazier Life Sciences XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (11/04/2025)
- FHMLS XII, L.P.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (11/04/2025)
- FHMLS XII, L.L.C.: /s/ Gordon Empey, By Gordon Empey, General Counsel of FHMLS XII, L.L.C. (11/04/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)